Exhibit 99.1

Explanation of Responses:

(1)

On August 28, 2018, pursuant to that certain Agreement and Plan of Merger, dated as of March 26, 2018 (as amended on June 25, 2018, the “Merger Agreement”), by and among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. (“Acquisition Sub”) and GGP Inc. (“GGP” or “Issuer”), Acquisition Sub merged with and into GGP, with GGP surviving the merger as the renamed Brookfield Property REIT Inc. (“BPR”). On August 27, 2018, pursuant to the Merger Agreement, each share of the series of preferred stock, par value $0.01 per share, of the Issuer (“Series B Preferred Stock”) outstanding as of August 27, 2018 remained outstanding immediately following the amendment and restatement of the Issuer’s Certificate of Incorporation (the “Charter Amendment”) as a validly issued, fully paid and non-assessable share of Class B Stock of BPR (“Class B Stock”) as set forth in the Charter Amendment. In the event that the Merger Agreement had been terminated in accordance with its terms prior to the time at which the Charter Amendment was filed with and accepted by the Secretary of State pursuant to the terms of the Merger Agreement, then each share of Series B Preferred Stock would have been automatically, without action by the Issuer or any holder, converted into one fully paid and non-assessable share of GGP common stock, without the payment of any accrued and unpaid dividends.